Exhibit 99.6

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the three and nine months ended September 30, 2012 and 2011

(Unaudited)

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	September 30, 2012	December 31, 2011
ASSETS
Current assets:

Cash and cash equivalents	$16,395	$72,887
Short term investments	833	833
Accounts receivable net of allowance for doubtful accounts of $4,174 and $385 (note 4)	63,067	44,113
Due from related parties (note 12)	2,390	2,275
Prepaid expenses	5,649	5,620
Supplies and consumables inventory	22,923	2,714
Notes receivable (note 5)	523	482
Deferred tax asset	15,807	13,022
Income tax receivable	556	133
Derivative instruments	1,701	—
Regulatory assets (note 6)	7,269	2,458

	137,113	144,537

Long-term investments and notes receivable (note 5)	37,744	39,820
Deferred non-current income tax asset	76,701	67,671
Property, plant and equipment	1,489,261	945,956
Intangible assets	57,491	55,269
Goodwill	36,242	9,710
Restricted cash	7,056	4,693
Deferred financing costs	8,099	8,503
Derivative instruments (note 17)	3,038	—
Non-current regulatory assets (note 6)	102,371	2,571
Other assets	12,012	3,577

	$1,967,128	$1,282,307

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$20,232	$8,382
Accrued liabilities	58,278	46,821
Due to related parties (note 12)	1,805	1,795
Dividends payable	13,280	9,566
Regulatory liabilities (note 6)	2,727	2,469
Long-term liabilities (note 7)	1,727	1,624
Other long-term liabilities	4,296	1,037
Advances in aid of construction	584	604
Derivative instruments (note 17)	2,974	2,935
Income tax liability	294	407
Deferred credits	7,266	6,314
Deferred income tax liability	605	723

	114,068	82,677
Long-term liabilities (note 7)	641,171	331,092
Convertible debentures (note 8)	62,211	122,297
Other long-term liabilities	14,797	11,027
Advances in aid of construction	70,929	74,547
Non-current regulatory liabilities (note 6)	74,194	19,184
Deferred non-current income tax liability	119,312	53,231
Derivative instruments (note 17)	5,389	5,209
Deferred credits	27,305	30,348
Pension and post retirement benefits	28,933	—
Environmental obligation	52,855	—
Equity:
Shareholders’ capital (note 9)	1,159,442	975,263
Additional paid-in capital (note 9)	2,788	1,525
Deficit	(392,637)	(366,080)
Accumulated other comprehensive loss	(106,806)	(96,510)

Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	662,787	514,198

Non-controlling interests	93,177	38,497

Total Equity	755,964	552,695

Commitments and contingencies (note 13)
Subsequent events (notes 3 and 9)

	$1,967,128	$1,282,307

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenue:

Regulated electricity sales and distribution	$36,309	$16,663	$71,608	$56,082
Regulated gas sales and distributions	17,586	—	17,586	—
Regulated water reclamation and distribution	12,479	12,257	35,133	33,523
Non-regulated energy sales	27,580	31,952	90,519	99,833
Waste disposal fees	3,998	4,074	11,604	12,360
Other revenue	1,089	1,102	2,412	2,785

	99,041	66,048	228,862	204,583

Expenses

Operating	41,217	20,967	88,627	65,163
Regulated electricity purchased	23,088	9,949	44,532	33,015
Regulated gas purchased	3,904	—	3,904	—
Non-regulated fuel for generation	3,133	5,966	10,174	16,832
Depreciation of property, plant and equipment	14,894	9,547	34,561	29,205
Amortization of intangible assets	1,043	1,527	3,120	4,890
Administrative expenses	4,375	4,755	14,239	12,686
Write down of long-lived assets	260	—	260	—
Loss/(gain) on foreign exchange	1,449	(1,149)	1,040	(1,051)

	93,363	51,562	200,457	160,740

Operating income	5,678	14,486	28,405	43,843

Interest expense	9,706	7,429	24,685	22,870
Interest, dividend income and other income	(891)	(1,407)	(4,501)	(4,060)
Acquisition-related costs	1,976	772	6,407	1,786
Loss/(gain) on derivative financial instruments (note 17(b))	(456)	3,754	175	4,285

	10,335	10,548	26,766	24,881

Earnings from operations before income taxes	(4,657)	3,938	1,639	18,962

Income tax expense (recovery) (note 11)
Current	338	223	484	868
Deferred	(4,951)	(16,688)	(8,136)	(17,302)

	(4,613)	(16,465)	(7,652)	(16,434)

Net earnings	(44)	20,403	9,291	35,396

Net earnings attributable to non-controlling interests	192	819	1,185	3,466

Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$(236)	$19,584	$8,106	$31,930

Basic net earnings per share (note 14)	$0.00	$0.16	$0.05	$0.29

Diluted net earnings per share (note 14)	$0.00	$0.16	$0.05	$0.28

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net earnings/(loss)	$(44)	$20,403	$9,291	$35,396
Other comprehensive income (loss), before tax:
Foreign currency translation adjustment	(15,069)	23,289	(15,020)	14,911
Unrealized gain on cash flow hedge	1,891	—	2,087	—
Increase in pension obligation	4	—	—	—

Other comprehensive income (loss), before tax	(13,174)	23,289	(12,933)	14,911
Income tax expense related to items of other comprehensive income	610	—	662	—

Other comprehensive income (loss), net of tax	(13,784)	23,289	(13,595)	14,911

Comprehensive income	(13,828)	43,692	(4,304)	50,307

Comprehensive income attributable to the non-controlling interest	(3,156)	4,605	(2,114)	5,549

Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$(10,672)	$39,087	$(2,190)	$44,758

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Equity

(Unaudited)

(thousands of Canadian dollars)

For the nine months September 30, 2012

	Common Shares	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non-controlling interests	Total

Balance, December 31, 2011	$975,263	$1,525	$(366,080)	$(96,510)	$38,497	$552,695

Dividends declared and distributions to non-controlling interests	—	—	(29,396)	—	(357)	(29,753)

Dividends and issuance of shares under dividend reinvestment plan	5,267	—	(5,267)	—	—	—

Conversion and redemption of convertible debentures	58,610	—	—	—	—	58,610

Issuance of common shares	120,000	—	—	—	—	120,000

Issuance of common shares under employee share purchase plan	302	—	—	—	—	302

Share-based compensation	—	1,263	—	—	—	1,263

Acquisition of Sandy Ridge	—	—	—	—	57,151	57,151

Net earnings			8,106		1,185	9,291

Other comprehensive loss	—	—	—	(10,296)	(3,299)	(13,595)

Balance, September 30, 2012	$1,159,442	$2,788	$(392,637)	$(106,806)	$93,177	$755,964

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operating Activities:

Net earnings/(loss)	$(44)	$20,403	$9,291	$35,396
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	14,894	9,547	34,561	29,205
Amortization of intangible assets	1,043	1,527	3,120	4,890
Other amortization	1,873	558	2,994	1,636
Deferred taxes	(4,951)	(16,688)	(8,136)	(17,302)
Unrealized (gain)/loss on derivative financial instruments	(1,220)	3,074	(2,050)	1,518
Share-based compensation	417	228	1,263	445
Increase in pension and post retirement benefits	1,213	—	1,213	—
Write down of long lived assets	260	—	260	—
Unrealized foreign exchange (gain)/loss	(721)	612	57	(81)
Changes in non-cash operating items (note 15)	4,714	10,054	3,296	8,936

	17,478	29,315	45,869	64,643
Financing Activities:

Cash dividends	(9,198)	(7,748)	(25,681)	(20,236)
Cash distributions to non-controlling interest	(99)	(105)	(357)	(346)
Issuance of common shares	45,135	—	120,302	27,700
Deferred financing costs	(658)	(1,453)	(2,486)	(2,876)
Increase in long-term liabilities	243,163	127,897	309,192	203,019
Decrease in long-term liabilities	(324)	(120,891)	(980)	(122,615)
Increase/(decrease) in advances in aid of construction	(100)	2,564	1,003	4,866
Increase/(decrease) in other long-term liabilities	(560)	(159)	(455)	123

	277,359	105	400,538	89,635

Investing Activities:

Decrease in restricted cash	57	343	737	158
Decrease/(increase) in short-term investments	—	5,859	—	(4,744)
Increase in other assets	(1,214)	(280)	(4,759)	(698)
Distributions received in excess of equity income	480	(190)	312	2,940
Receipt of principal on notes receivable	1,534	110	1,769	1,059
Decrease/(increase) in non-controlling interest	—	(22)	—	1,328
Proceeds from liquidation of Highground assets	—	734	—	1,073
Increase in long-term investments and notes receivable	—	—	—	(6,900)
Proceeds from sale of subsidiaries	—	—	204	—
Additions to property, plant and equipment	(13,106)	(29,476)	(42,774)	(39,911)
Additions to intangibles	(1,177)	—	(2,237)	—
Acquisitions of operating entities (note 3(a),(b) and (d))	(425,137)	(132)	(455,424)	(98,226)

	(438,563)	(23,054)	(502,172)	(143,921)

Effect of exchange rate differences on cash	(735)	507	(727)	419

Increase/(decrease) in cash and cash equivalents	(144,461)	6,873	(56,492)	10,776

Cash and cash equivalents, beginning of the period	160,856	8,652	72,887	4,749

Cash and cash equivalents, end of the period	$16,395	$15,525	$16,395	$15,525

Supplemental disclosure of cash flow information:

Cash paid during the period for interest expense	$8,696	$2,070	$20,300	$19,116
Cash paid during the period for income taxes	$—	$145	$251	$192
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$6,204	$6,699	$6,204	$6,699

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities representing more than 450 MW of installed electrical generation capacity. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services. The regulated utility operating companies owned by Liberty Utilities are subject to rate regulation generally overseen by the public utility commissions of the states in which they operate (see note 6).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies

(a)	Basis of preparation:

The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosures required under Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (“SEC”).

The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2011 except for accounting policies adopted for fair value measurement (note 2(a)), Hypothetical Liquidation at Book Value (“HLBV”) method (note 3(c)), and hedge of the foreign currency exposure of its net investment in foreign operations (note 7).

APUC’s operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year. During the winter period the California Utility experiences higher demand for electricity than during the summer period since the utility serves a number of ski hills and resorts in its service territory.

(b)	Basis of consolidation:

The accompanying consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements

In May 2011, the FASB issued ASC update No. 2011-04 “Fair Value Measurement (Topic 820)”. This Update amends the accounting and disclosure requirements for fair value measurements. The new guidance expands the disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy and requires categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The adoption of this guidance in 2012 did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent accounting guidance not yet adopted

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects

(a)	Acquisition of New Hampshire electric and gas utilities

On July 3, 2012, Liberty Utilities acquired 100% of the common shares of Granite State Electric Company (“Granite State”), a regulated electric utility, and EnergyNorth Natural Gas Inc. (“EnergyNorth”) a regulated natural gas utility for total cash consideration of $301,153 (U.S. $297,436) subject to final closing adjustments.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

	Granite State	EnergyNorth	Total
Cash	$230	—	$230
Restricted cash	3,314	—	3,314
Working capital	482	26,916	27,398
Property, plant and equipment	86,902	256,291	343,193
Regulatory assets	22,209	77,283	99,492
Deferred financing	31	—	31
Other assets	172	7,866	8,038
Goodwill	—	16,635	16,635
Current portion other long-term liabilities	(661)	(962)	(1,623)
Long-term debt	(15,187)	—	(15,187)
Other long-term liabilities	(1,534)	(2,495)	(4,029)
Advances in aid of construction	(3)	(86)	(89)
Derivative liabilities	—	(2,598)	(2,598)
Regulatory liabilities	(5,494)	(27,567)	(33,061)
Pension and post-retirement benefits	(7,346)	(18,146)	(25,492)
Environmental obligation	—	(54,432)	(54,432)
Deferred income tax liabilities, net	—	(60,667)	(60,667)

	$83,115	$218,038	$301,153
Less: Cash acquired	(230)	—	(230)

Total net assets acquired	$82,885	$218,038	$300,923

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not completed the fair value measurements. In addition, the purchase agreements provides for a final purchase price adjustment based on final agreed working capital and rate base balances at the acquisition date. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value o the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts noted.

Goodwill represents the excess of the fair value of the consideration paid over the fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. The goodwill related to EnergyNorth and Granite State will be allocated to the Liberty Utilities (East) segment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(a)	Acquisition of New Hampshire electric and gas utilities (continued)

Property, plant & equipment are amortized in accordance with regulatory requirements which are generally over the estimated useful lives of the assets using the straight line method. The weighted average life of the acquired assets of EnergyNorth and Granite State are 40 years and 28 years respectively.

All costs related to the acquisition have been expensed in the consolidated Statement of Operations.

Granite State and EnergyNorth contributed revenue of $31,371 and a loss of $999 to the Company’s results for the three months ended September 30, 2012.

(b)	Acquisition of Midwest Gas Utilities

On August 1, 2012, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois. The total purchase price for the Midwest Utilities was approximately $128,890 (U.S. $128,223), subject to final closing adjustments.

The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date:

Restricted cash	$1
Working capital	7,129
Property, plant and equipment	127,786
Regulatory assets	32
Other assets	114
Deferred income tax assets, net	2,793
Goodwill	9,277
Current portion of long-term liabilities	(1,840)
Current portion of derivative liabilities	(547)
Advances in aid of construction	(276)
Regulatory liabilities	(12,197)
Pension and post-retirement benefits	(3,382)

Total net assets acquired	$128,890

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not completed the fair value measurements. In addition, the purchase agreements provides for a final purchase price adjustment based on final agreed working capital and rate base balances at the acquisition date. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts noted.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(b)	Acquisition of Midwest Gas Utilities (continued)

Goodwill represents the excess of the fair value of the consideration paid over the fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. The goodwill related to Midwest Gas Utilities will be allocated to the Liberty Utilities (Central) segment.

Property, plant & equipment are amortized in accordance with regulatory requirements over the estimated useful life of the asset using the straight line method. The weighted average life is 30 years.

All costs related to the acquisition have been expensed in the consolidated Statement of Operations.

Midwest Gas Utilities contributed revenue of $5,428 and a loss of $705 to the Company’s results for the three months ended September 30, 2012.

(c)	Proforma financial information

The supplemental pro forma financial information below was prepared using the acquisition method of accounting and is based on the historical financial information of APUC, Granite State, EnergyNorth and the Midwest Gas Utilities, reflecting results of operations for the three and nine month periods ended September 30, 2012 and 2011 on a comparative basis as though the aforementioned companies were combined as of the beginning of fiscal year 2011. The acquirees’ pre-acquisition results have been added to APUC’s historical results, and the totals have been adjusted for the pro forma effects of acquisition-related costs, interest expense related to the financing of the business combinations, and related income taxes.

	Three months ended		Nine months ended
	September 30,		September 30,
Proforma	2012	2011	2012	2011

Total revenue	$101,551	$112,961	$377,165	$429,948
Net earnings attributable to APUC	648	20,369	15,307	39,045
Basic net earnings per share	0.01	0.13	0.09	0.27
Diluted net earnings per share	0.01	0.13	0.09	0.27

The above unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the results would have been had the acquisition closed on the date assumed, nor is it necessarily indicative of the results that may be expected in future period.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(d)	Acquisition of U.S. wind farms

APCo has entered into agreements to acquire a 58.75% controlling interest in a 400 MW portfolio of three wind projects in the United States from Gamesa Corporación Tecnológica, S. A. (“Gamesa”) for total consideration of approximately U.S. $270,000. Closing of the individual projects is subject to conditions precedent, including achievement of commencement of operations.

On July 1, 2012, APCo acquired a 51% controlling interest in one of the projects, Sandy Ridge for approximately $30,121 (U.S. $29,749). Subsequent to the end of the quarter APCo acquired an additional 7.75% interest for U.S. $4,521 bringing the total interest to 58.75% for total consideration of U.S. $34,270. The three wind projects are being acquired through American Wind Portfolio Holdings LLC. (“AWPH”), a newly formed partnership whose members include Class B members consisting of APCo (holding a 58.75% controlling interest) and Gamesa (holding a 41.25% interest) and certain Class A equity investors. In exchange for the cash contributed, the Class A members will receive a portion of the economic attributes of the facility, including Production Tax Credits (“PTCs”), allocated taxable income or loss and cash distributions, until they receive the targeted internal rate of return (the ‘Flip Date’). Pursuant to the allocation rules specified in the LLC operating agreement, all operating cash flow is allocated to the Class B members until the earlier of a fixed date, or when the Class B members recover the amount of invested Class B capital. This is expected to occur between five to seven years from the initial closing date. Thereafter, 65% of operating cash flow is allocated to the Class A members until the Flip Date, which is expected to occur between eight and ten years from the initial closing date. After the initial year until the Flip Date, substantially all of the tax income and benefits generated by the partnerships are allocated to the Class A members, with any remaining benefits allocated to the Class B members.

The Class B membership held by Gamesa is recorded as non-controlling interest on the Consolidated Balance Sheet. The Company has determined that the provisions in the contractual arrangements in regards to the Class A membership represent substantive profit sharing arrangements and, as a result, the Class A membership is recorded as non-controlling interest on the Consolidated Balance Sheet. Due to the partnership’s structure and the preferences in regards to distribution, the Class A non-controlling interests in earnings is measured under the HLBV method. HLBV uses a balance sheet approach, which measures the income or loss of the Class A’s membership in each period by calculating the change in the amount of distribution the partners would contractually be entitled to based on a hypothetical liquidation of the book value carrying amounts of the entity at the beginning of a reporting period compared to the end of that period.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(d)	Acquisition of U.S. wind farms (continued)

The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date:

Cash	$1,348
Property, plant and equipment	86,258
Derivative asset	1,655
Working capital	(1,348)
Asset retirement obligation	(642)

Total net assets acquired	$87,271

Equity interests:
APCo Class B membership interest	$30,121
Non-controlling interests
Class A members	28,211
Class B members	28,939

$87,271

Property, plant & equipment are amortized on a straight line basis over the lives of the assets, which have a weighted average life of 33 years.

Sandy Ridge contributed revenue of $696 and a loss attributable to shareholders of APUC of $586 for the three months ended September 30, 2012. The disclosure of pro forma revenue and earnings is impracticable since APCo acquired Sandy Ridge shortly after commencement of operations.

Subsequent to the quarter end, APCo paid U.S. $11,620 in relation to its ownership interest in the Senate and Minonk projects. This amount is the first payment towards the total purchase of the projects which will be made following their respective Commercial operation dates, currently expected to occur in late 2012, subject to satisfaction of certain conditions precedent.

(e)	Acquisition of solar energy project

On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority for a 20 year term at a rate of $443/MWh. The consideration for the contract is $4,500 plus additional contingent consideration of $3,500 that is based on achieving certain construction milestones. The transaction has been recorded as a purchase of intangible assets. Following the completion of all regulatory submissions and approvals, construction of the solar facility is expected to begin in the first half of 2013, with a commercial operation date estimated in Q4 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(f)	Power purchase agreement for Chaplin wind project

On February 28, 2012, APCo entered into a 25 year Power Purchase Agreement with SaskPower in connection with the development of a 177 MW wind power project in the rural municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan. The project has a targeted commercial operation date of December, 2016. The project will be constructed at an estimated capital cost of $355,000. As of September 30, 2012, the Company has incurred $430 of the estimated total capital cost. The 25 year power purchase agreement features an annual rate escalation provision of 0.6% throughout the term of the agreement.

(g)	Agreement to acquire Regulated Water Utility

On July 20, 2012, Liberty Utilities entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of United Water Arkansas Inc. a regulated water distribution utility (the “Arkansas Utility”) located in Pine Bluff, Arkansas. Total purchase price for the Arkansas Utility is approximately U.S. $28,600, subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

(h)	Agreement to acquire Regulated Gas Utility

On August 8, 2012, Liberty Utilities entered into an agreement with Atmos Energy Corporation (“Atmos”) to acquire certain regulated natural gas distribution utility assets (the “Georgia Utility”) located in the State of Georgia. Total purchase price for the Georgia Utility is approximately U.S. $140,660, subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

4.	Accounts receivable

Accounts receivable as of September 30, 2012, include unbilled revenue of $7,914 (December 31, 2011 - $11,304) in the regulated utilities. The unbilled revenue is an estimate of the amount of utility revenue since the date the meters were last read.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

5.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	September 30,	December 31,
	2012	2011
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,926

25% of Class B non-voting shares of Cochrane Power Corporation	5,021	5,382

45% interest in the Algonquin Power (Rattle Brook) Partnership	3,776	3,784
50% interest in the Valley Power Partnership	1,554	1,676

Red Lily Subordinated loan, interest at 12.5%	6,565	6,565

Red Lily Senior loan, interest at 6.31%	11,588	13,000

Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	2,569	2,913
Silverleaf resorts loan, interest at 15.48%	1,987	2,056
Other	281	—

	38,267	40,302

Less: current portion	(523)	(482)

Total long term investments and notes receivable	$37,744	$39,820

6.	Regulatory matters

The Company’s regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	September 30, 2012	December 31, 2011
Regulatory assets:
Environmental costs	$55,721	$—
Pension and post-retirement benefits	33,904	—
Storm costs deferral	5,495	—
Derivative contracts	1,987	—
Energy costs adjustment	2,856	—
Renewable energy credits	1,615	—
Rate case costs	3,421	2,161
Alternative revenue program	1,359	2,789
Asset retirement obligation	1,064	—
Other	2,218	79

Total regulatory assets	$109,640	$5,029
Less current regulatory assets	7,269	2,458

Non-current regulatory assets	$102,371	$2,571

Regulatory liabilities
Energy costs adjustment	$12,598	$6,708
Rate adjustment mechanism	320	—
Post-retirement benefits	1,307	—
Regulatory tax liability	5,145
Derivative liabilities	1,169	—
Removal costs recovered	56,382	14,945

Total regulatory liabilities	$76,921	$21,653
Less current regulatory liabilities	2,727	2,469

Non-current regulatory liabilities	$74,194	$19,184

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Regulatory matters (continued)

The regulatory items above are not included in the utility rate base at the time the expenses are incurred or the revenue is billed. The Company records carrying charges on the regulatory balances related to energy costs, storm costs and rate adjustments mechanisms for which cash expenditures have been made and are subject to recovery or for which cash has been collected and is subject to refund. Carrying charges are not recorded on items for which expenditures have not yet been made. The Company anticipates recovering these costs in its rates concurrently with future cash expenditures. If recovery is not concurrent with the cash expenditures, the Company will record the appropriate level of carrying charges.

7.	Long-term liabilities

Long term liabilities consist of the following:

	September 30, 2012	December 31, 2011
APCo
Revolving credit facility	$46,719	$—
Senior Unsecured Notes	134,799	134,778
Senior Debt Long Sault Rapids	38,369	39,033
Sanger Bonds	18,877	19,526
Senior Debt Chute Ford	3,844	4,072
Liberty Utilities
Revolving credit facility	33,920	—
Senior Unsecured Notes:
Liberty Utilities Co.	221,220	—
California Pacific Electric Company, LLC	68,824	71,190
Liberty Water Co	49,160	50,850
Granite State	14,748	—
Litchfield Park Service Company Bonds	11,150	11,868
Bella Vista Water Loans	1,268	1,399

	$642,898	$332,716
Less: current portion	(1,727)	(1,624)

	$641,171	$331,092

Certain long-term debt issued at a subsidiary level relating to a specific operating facility is secured by the respective facility with no other recourse to APUC, APCo or Liberty Utilities. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non compliance with the covenants could restrict cash distributions/dividends to Liberty Utilities, APCo and APUC from the specific facilities.

On May 31, 2012, APCo increased the maximum availability under its senior credit facility from $120,000 to $155,000 to meet future working capital needs.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities (continued)

During the quarter, APCo designated the amounts drawn on its bank credit facility denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income) related to the net investment, to the extent it is effective as a hedge. A foreign currency gain of $619 was recorded in other comprehensive income in the quarter.

On January 18, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Facility”) with a three year term. Effective July 3, 2012, the maximum credit available under the facility is U.S. $100,000.

In July 2012, Liberty Utilities issued U.S. $225,000 of senior unsecured notes through a private placement in three tranches: U.S. $50,000, bearing an interest rate of 3.51%, maturing July 31, 2017; U.S. $115,000, bearing an interest rate of 4.49%, maturing August 1, 2022; and, U.S. $60,000, bearing an interest rate of 4.89%, maturing July 30, 2027. The notes are interest only, payable semi-annually. Liberty Utilities used the proceeds of the private placement financing to fund a portion of the acquisition of the New Hampshire and Midwest Gas Utilities (note 3(a), (b)).

On July 3, 2012, in connection with the acquisition of Granite State, Liberty Utilities assumed U.S. $15,000 of senior unsecured long-term notes. The interest rate on these notes range from 7.30% to 7.94% and their maturity dates range from November 2023 to June 2028.

8.	Convertible debentures

2012	Series 2A	Series 3	Total
Maturity date	2016	2017
	November 30	September 30
Interest rate	6.35%	7.00%
Conversion price per share	$6.00	$4.20

Carrying value at December 31, 2011	$59,726	$62,571	$122,297
Conversion to common shares (note 9(a)), net of costs	(59,729)	(360)	(60,089)
Amortization and accretion	3	—	3

Carrying amount at September 30, 2012	$—	$62,211	$62,211

Face value at September 30, 2012	$—	$62,211	$62,211

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed for 10,322,518 shares of APUC (note 9(a)).

For the nine month period ended September 30, 2012, $360 of Series 3 Debentures were redeemed for 85,704 shares of APUC (note 9(a)).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital

(a)	Common shares

Number of common shares:

Nine months ended September 30, 2012

Common shares, beginning of period	136,122,780
Conversion and redemption of convertible debentures	10,408,222
Conversion of subscription receipts	21,590,750
Issuance of shares under the dividend reinvestment and employee share purchase plans	929,230

Common shares, end of period	169,050,982

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed for 10,322,518 shares of APUC.

For the nine month period ended September 30, 2012, $360 of Series 3 Debentures were redeemed for 85,704 shares of APUC.

In May, 2012, in connection with the acquisition of Granite State and EnergyNorth, the Company issued 12,000,000 shares at a price of $5.00 per share to Emera Inc. (“Emera”) pursuant to a subscription receipt agreement. The $60,000 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisitions.

On June 29, 2012, in connection with the acquisition of Sandy Ridge the Company received $15,000 from Emera relating to 2,614,006 subscription receipts representing a price of $5.74 per share and issued shares relating to these subscription receipts in July 2012.

On July 31, 2012, in connection with the acquisition of the Midwest Gas Utilities the Company issued 6,976,744 shares at a price of $6.45 per share to Emera pursuant to a subscription receipt agreement. The $45,000 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisition.

Following the above noted subscription receipts transactions, the subscriptions receipts that remain outstanding are as follows: 7,842,016 subscription receipts at a price of $5.74 per share in connection with the acquisition of the remaining U.S. wind farm projects and 8,211,000 subscription receipts issued on September 12, 2011 at a price of $4.72 per share in connection with the Company’s acquisition of Emera’s minority interest in Liberty Energy (California) (“Calpeco”).

Subsequent to the end of the quarter, APUC issued an additional 325,341 shares under the dividend reinvestment plan.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital (continued)

(b)	Preferred shares

Subsequent to the quarter end, on November 9, 2012, APUC issued 4,800 Series A Preferred shares, at a price of $25 per share, for aggregate proceeds of $120,000 before issuance cost of $4,300.

The holders of preferred shares are entitled to receive fixed cumulative preferential dividends at an annual rate of $1.125 per share, payable quarterly, as and when declared by the Board of Directors of APUC (“Board”). The Series A Preferred shares yield 4.5% annually for the initial six-year period up to, but excluding December 31, 2018, with the first dividend payment occurring December 31, 2012. The dividend rate will reset on December 31, 2018, and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A preferred shares are redeemable at $25 per share at the option of the Company on December 31, 2018, and on December 31 of every fifth year thereafter.

The holders of Series A Preferred shares have the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series B (“the Series B Preferred shares”), subject to certain conditions, on December 31, 2018, and on December 31 of every fifth year thereafter. The Series B Preferred Shares carry the same features as the Series A Preferred shares, except that holders will be entitled to receive quarterly floating-rate cumulative dividends, as and when declared by the Board, at a rate equal to the then ninety-day Government of Canada treasury bill yield plus 2.94%. The holders of Series B referred Shares will have the right to convert their Shares back into Series A Preferred shares on December 31, 2018, and on December 31 of every fifth year thereafter.

The Series A Preferred shares and the Series B Preferred shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof.

(c)	Share-based compensation

On March 8, 2012, the Board approved the grant of 1,194,606 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $6.22, the market price of the underlying common share at the date of grant.

On June 19, 2012, the Board approved the grant of 69,016 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $6.56, the market price of the underlying common share at the date of grant.

One-third of the options vest on each of January 1, 2013, 2014 and 2015. Options may be exercised up to eight years following the date of grant.

In 2012, 44,196 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2011 and 2012 Director’s fee in the form of DSUs. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards.

For the three and nine months ended September 30, 2012, APUC recorded $417 and $1,263 (2011 - $228 and $445) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at September 30, 2012, total unrecognized compensation costs related to non-vested options and share unit awards were $2,098 and $32 respectively, and are expected to be recognized over a period of 1.78 years and 1.25 years respectively.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Cash dividends

The Board declared a dividend on the Company’s shares of $0.0775 per share payable on October 15, 2012 to the shareholders of record on September 28, 2012.

11.	Income taxes

For the nine months ended September 30, 2012, the Company’s overall effective tax rate was different than the statutory rate of 26.25% (2011 - 28.25%) due primarily to recognition of deferred credits, non-taxable inter-corporate dividend, higher tax rates in U.S. subsidiaries, change in valuation allowances, and non deductible expenses.

Included in deferred income tax recoveries for the three and nine months ended September 30, 2012 is $573 and $2,091 (2011 - $1,875 and $5,424) related to the recognition of deferred credits from the utilization of deferred income tax assets respectively.

12.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the three and nine months ended September 30, 2012 were $82 and $245 (2011 - $82 and $245).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. During the three and nine months ended September 30, 2012, APUC incurred costs in connection with the use of the aircraft of $331 and $495 (2011 - $226 and $350) and amortization expense related to the advance against expense reimbursements of $73 and $228 (2011 - $77 and $205). At September 30, 2012, the remaining amount of the advance was $52 (December 31, 2011 - $279) and is recorded in other assets.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $59 and $214 for the three and nine months ended September 30, 2012 (2011 - $121 and $208).

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount owing to APMI is included in accrued liabilities at September 30, 2012.

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities not owned by APUC where Senior Executives hold an equity interest.

As at September 30, 2012, included in amounts due from related parties is $819 (December 31, 2011 - $663) owed to APUC from APMI and included in amounts due to related parties is $1,805 (December 31, 2011 - $1,795) owed to APMI. These amounts arise from the transactions described above.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Related party transactions (continued)

Transactions with APMI and Senior Executives (continued)

Long Sault is a hydroelectric generating facility in which APUC acquired its interest by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

During the quarter ended March 31, 2012, APUC and APMI’s Senior Executives (the “Parties”) reached an Agreement to resolve a number of the historic joint business associations between APUC and the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the fourth quarter of 2012.

Under this term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattlebrook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also terminates outstanding fees potentially owing to APMI in respect of the following: the historic transactions including the Sanger repowering project, the offer to acquire Clean Power Income Fund and the development of the Red Lily I wind project.

The special committee of the Board retained the services of an independent advisor to review the historic financial performance of the Rattlebrook and Long Sault Rapids facilities, provide a valuation of these assets and to provide advice to APUC in respect thereof.

Transactions with Emera

A subsidiary of Emera provides lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three and nine months ended September 30, 2012 APUC paid U.S. $nil (2011 - U.S. $nil and $102) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

For the three and nine months ended September 30, 2012, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,566 and $4,556 (2011 - U.S. $1,659 and $5,301). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

As of September 30, 2012, included in amounts due from related parties is $1,571 (December 31, 2011 - $1,612) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Commitments and contingencies

Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.8 million as at September 30, 2012.

Environmental matters

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency and the New Hampshire Department of Environmental Services (“NHDES”). Like most other industrial companies, the gas and electric distribution utilities generates some hazardous wastes. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.

Prior to their acquisition by Liberty Utilities, EnergyNorth and Granite State were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the NHDES. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.

The Company estimates the remaining cost of these MGP-related environmental cleanup activities will be $52,855 at September 30, 2012, which has been accrued as the Company’s estimate of costs for known issues. Remediation costs, however, for each site may be materially higher than noted, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

By rate orders, the Regulator provided for the recovery of site investigation and remediation costs and accordingly, at September 30, 2012 the Company has reflected a regulatory asset of $55,721 for the MGP and related sites.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Commitments and contingencies (continued)

Contingencies (continued)

Environmental matters (continued)

In November, 2011, the NHDES provided a final response to the EnergyNorth’s proposed remedy at the Liberty Hill Road Site in New Hampshire. In its final determination, NHDES requested that the Company proceed with implementation of a more costly remedy than was originally proposed by the Company. The Company has not accepted this determination and formally appealed the NHDES final determination in December 2011. Discussions with NHDES are on-going and appeal proceedings are set to start in early 2013. If the appeal and the NHDES discussions are unsuccessful, then this would result in an increase in environmental reserves by $1,600 and a corresponding increase in regulatory assets of the same amount compared with the balances recorded in these consolidated financial statements.

Commitments

In addition to the commitments related to the proposed acquisitions disclosed in note 3 the following significant commitments exist at September 30, 2012.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated the remaining potential remedial measures involving capital expenditures to be approximately $16,400 which may be required to comply with the legislation and which would be invested over a five year period or longer.

APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, long-term service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$40,488	$40,911	$41,761	$10,471	$—	$—	$133,632
Gas delivery, service and supply agreements	25,087	16,594	16,594	6,712	5,266	53,076	123,329
Long term service agreements	6,102	6,561	6,615	6,886	7,281	141,358	174,804
Capital projects	2,362	500	—	—	—	—	2,862
Operating leases	2,944	2,628	2,192	1,783	1,578	35,741	46,866

Total	$76,983	$67,194	$67,163	$25,852	$14,126	$230,175	$481,492

Calpeco has entered into a five year all-purpose power purchase agreement (“PPA”) with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2011 with a five year renewal option. The commitment amounts included in the table above are based on market prices as of September 30, 2012. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism. Granite State has several types of long-term contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before the Company is obligated to make payment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the Company and the weighted average number of shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs, shareholders’ rights and convertible debentures. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the treasury stock method while the dilutive effect of convertible debentures is reflected in diluted earnings per share by application of the as if converted method. The weighted average shares outstanding during the year are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Weighted average shares – basic	168,977,490	119,212,025	154,378,090	111,963,782
Dilutive effect of share-based awards	663,693	252,894	547,564	191,884

Weighted average shares – diluted	169,641,183	119,464,919	154,925,654	112,155,666

For the three and nine months period ended September 30, 2012, the shares potentially issuable as a result of the convertible debentures as well as 1,263,654 and 1,703,901 stock options, respectively (2011 - 1,330,230 and 1,330,230) are excluded from this calculation as they are anti-dilutive.

15.	Non-cash operating items

The changes in non-cash operating items is comprised of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Accounts receivable	$6,997	$3,012	$11,664	$139
Related party balances	(40)	1,453	(105)	105
Supplies and consumable inventory	(1,092)	(659)	(1,731)	(1,089)
Income tax receivable	(394)	—	(423)	—
Prepaid expenses	(794)	(1,396)	651	(1,327)
Accounts payable	171	(5,139)	598	(2,241)
Accrued liabilities	3,896	13,143	(5,683)	13,180
Current income tax liability	25	129	(113)	610
Net regulatory assets and liabilities	(4,055)	(489)	(1,562)	(441)

	$4,714	$10,054	$3,296	$8,936

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information

APUC has two operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric and natural gas distribution services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Effective July 2012, the Company changed its operational segments within Liberty Utilities to be aggregated and reported by the following geographic territories: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas Utilities and the water distribution and wastewater utilities located in Texas, Missouri and Illinois. Liberty Utilities (East) is comprised of the New Hampshire electric and gas utilities. The Company has restated the comparative items of segmented financial information to reflect the aggregation of segmented financial information adopted in the current quarter.

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy, Liberty Utilities West), Liberty Utilities (Central) and Liberty Utilities (East). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

The results of operations and assets for these segments are as follows:

	Three months ended September 30, 2012
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$17,164	$19,145	$36,309	$—	$36,309
Regulated gas sales and distribution	—	—	—	5,428	—	12,158	17,586	—	17,586
Regulated water reclamation and distribution	—	—	—	2,467	10,012	—	12,479	—	12,479
Non-regulated energy sales	17,807	9,773	27,580	—	—	—	—	—	27,580
Waste disposal fees	—	3,998	3,998	—	—	—	—	—	3,998
Other revenue	392	581	973	—	48	68	116	—	1,089

Total revenue	18,199	14,352	32,551	7,895	27,224	31,371	66,490	—	99,041
Operating expenses	9,425	5,106	14,531	4,259	8,558	13,869	26,686	—	41,217
Regulated electricity purchased	—	—	—	—	10,992	12,096	23,088	—	23,088
Regulated gas purchased	—	—	—	1,772	4	2,128	3,904	—	3,904
Non-regulated fuel for generation	—	3,133	3,133	—	—	—	—	—	3,133

	8,774	6,113	14,887	1,864	7,670	3,278	12,812	—	27,699
Depreciation of property, plant and equipment	(5,104)	(2,562)	(7,666)	(1,271)	(2,580)	(3,377)	(7,228)	—	(14,894)
Amortization of intangible assets	(663)	(220)	(883)	(22)	(138)	—	(160)	—	(1,043)
Administration expenses	(1,452)	(134)	(1,586)	(16)	(1,527)	—	(1,543)	(1,246)	(4,375)
Foreign exchange loss	—	—	—	—	—	—	—	(1,449)	(1,449)
Interest expense	(3,279)	(456)	(3,735)	(30)	(2,211)	(446)	(2,687)	(3,284)	(9,706)
Interest, dividend and other income	148	103	251	—	161	48	209	431	891
Write down of long lived assets	(260)	—	(260)	—	—	—	—	—	(260)
Acquisition related costs	(192)	—	(192)	—	(1,277)	(507)	(1,784)	—	(1,976)
Gain/(loss) on derivative financial instruments	(764)	—	(764)	—	—	—	—	1,220	456

Earnings / (loss) before income taxes	$(2,792)	$2,844	$52	$525	$98	$(1,004)	$(381)	$(4,328)	$(4,657)

Capital expenditures	3,988	(1,900)	2,088	1,576	7,045	3,557	12,178	16	14,282

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

	Nine months ended September 30, 2012
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$52,463	$19,145	$71,608	$—	$71,608
Regulated gas sales and distribution	—	—	—	5,428	—	12,158	17,586		17,586
Regulated water reclamation and distribution	—	—	—	6,974	28,159	—	35,133	—	35,133
Non-regulated energy sales	64,861	25,658	90,519	—	—	—	—	—	90,519
Waste disposal fees	—	11,604	11,604	—	—	—	—	—	11,604
Other revenue	1,163	1,048	2,211	—	133	68	201	—	2,412

Total revenue	66,024	38,310	104,334	12,402	80,755	31,371	124,528	—	228,862
Operating expenses	25,816	15,844	41,660	6,817	26,281	13,869	46,967	—	88,627
Regulated electricity purchased	—	—	—	—	32,436	12,096	44,532	—	44,532
Regulated gas purchased	—	—	—	1,772	4	2,128	3,904	—	3,904
Non-regulated fuel for generation	—	10,174	10,174	—	—	—	—	—	10,174

	40,208	12,292	52,500	3,813	22,034	3,278	29,125	—	81,625
Depreciation of property, plant and equipment	(13,491)	(7,539)	(21,030)	(1,881)	(8,273)	(3,377)	(13,531)	—	(34,561)
Amortization of intangible assets	(1,989)	(625)	(2,614)	(60)	(446)	—	(506)	—	(3,120)
Administration expenses	(4,688)	(760)	(5,448)	(63)	(2,876)	—	(2,939)	(5,852)	(14,239)
Foreign exchange loss	—	—	—	—	—	—	—	(1,040)	(1,040)
Interest expense	(10,467)	(1,523)	(11,990)	(63)	(5,918)	(446)	(6,427)	(6,268)	(24,685)
Interest, dividend and other income	1,541	240	1,781	—	988	48	1,036	1,684	4,501
Write down of long lived assets	(260)	—	(260)	—	—	—	—	—	(260)
Acquisition related costs	(2,474)	—	(2,474)	—	(3,426)	(507)	(3,933)	—	(6,407)
Gain/(loss) on derivative financial instruments	(2,432)	—	(2,432)	—			—	2,257	(175)

Earnings/(loss) before income taxes	$5,948	$2,085	$8,033	$1,746	$2,083	$(1,004)	$2,825	$(9,219)	$1,639

Property, plant and equipment	$568,741	$97,309	$666,050	$145,697	$338,628	$338,886	$823,211	$—	$1,489,261

Intangible assets	30,150	6,258	36,408	2,603	18,480	—	21,083	—	57,491

Total assets	641,093	118,456	759,549	178,267	458,158	448,723	1,085,148	122,431	1,967,128

Capital expenditures	13,558	12,330	25,888	1,961	13,550	3,557	19,068	54	45,010

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

	Three months ended September 30, 2011
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$16,663	$—	$16,663	$—	$16,663
Regulated water reclamation and distribution	—	—	—	2,378	9,879	—	12,257	—	12,257
Non-regulated energy sales	19,197	12,755	31,952	—	—	—	—	—	31,952
Waste disposal fees	—	4,074	4,074	—	—	—	—	—	4,074
Other revenue	746	356	1,102	—	—	—	—	—	1,102

Total revenue	19,943	17,185	37,128	2,378	26,542	—	28,920	—	66,048
Operating expenses	6,658	5,069	11,727	1,064	8,177	—	9,241	(1)	20,967
Regulated electricity purchased	—	—	—	—	9,949	—	9,949	—	9,949
Non-regulated fuel for generation	—	5,966	5,966	—	—	—	—	—	5,966

	13,285	6,150	19,435	1,314	8,416	—	9,730	1	29,166
Depreciation of property, plant and equipment	(4,132)	(2,676)	(6,808)	(226)	(2,513)	—	(2,739)	—	(9,547)
Amortization of intangible assets	(1,019)	(334)	(1,353)	(20)	(154)	—	(174)	—	(1,527)
Administration expenses	(1,575)	(611)	(2,186)	(9)	(481)	—	(490)	(2,078)	(4,755)
Foreign exchange loss	—	—	—	—	—	—	—	1,149	1,149
Interest expense	(2,723)	(706)	(3,429)	(14)	(1,782)	—	(1,796)	(2,204)	(7,429)
Interest, dividend and other income	510	86	596	—	78	—	78	732	1,407
Acquisition related costs	—	—	—	—	(772)	—	(772)	—	(772)
Loss on derivative financial instruments	—	—	—	—	—	—	—	(3,754)	(3,754)

Earnings/(loss) before income taxes	$4,346	$1,909	$6,255	$1,045	$2,792	$—	$3,837	$(6,154)	$3,938

Capital expenditures	16,855	8,981	25,836	87	3,571	—	3,658	(18)	29,476

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

	Nine months ended September 30, 2011
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$56,082	$—	$56,082	$—	$56,082
Regulated water reclamation and distribution	—	—	—	6,472	27,051	—	33,523	—	33,523
Non-regulated energy sales	63,750	36,083	99,833	—	—	—	—	—	99,833
Waste disposal fees	—	12,360	12,360	—	—	—	—	—	12,360
Other revenue	1,974	811	2,785	—	—	—	—	—	2,785

Total revenue	65,724	49,254	114,978	6,472	83,133	—	89,605	—	204,583
Operating expenses	21,207	16,510	37,717	3,083	24,364	—	27,447	(1)	65,163
Regulated electricity purchased	—	—	—	—	33,015	—	33,015	—	33,015
Non-regulated fuel for generation	—	16,832	16,832	—	—	—	—	—	16,832

	44,517	15,912	60,429	3,389	25,754	—	29,143	1	89,573
Depreciation of property, plant and equipment	(12,608)	(8,073)	(20,681)	(653)	(7,871)	—	(8,524)	—	(29,205)
Amortization of intangible assets	(2,337)	(2,043)	(4,380)	(60)	(450)	—	(510)	—	(4,890)
Administration expenses	(4,387)	(1,585)	(5,972)	(39)	(1,069)	—	(1,108)	(5,606)	(12,686)
Foreign exchange loss	—	—	—	—	—	—	—	1,051	1,051
Interest expense	(7,071)	(1,525)	(8,596)	(47)	(5,614)	—	(5,661)	(8,613)	(22,870)
Interest, dividend and other income	1,530	69	1,599	—	264	—	264	2,197	4,060
Acquisition related costs	—	—	—	—	(1,786)	—	(1,786)	—	(1,786)
Loss on derivative financial instruments	(1,068)	—	(1,068)	—	—	—	—	(3,217)	(4,285)

Earnings/(loss) before income taxes	$18,576	$2,755	$21,331	$2,590	$9,228	$—	$11,818	$(14,187)	$18,962

Capital expenditures	18,876	9,072	27,948	582	11,123	—	11,705	258	39,911

Acquisition of operating entities	—	—	—	904	97,322	—	98,226	—	98,226

	December 31, 2011

Property, plant and equipment	$423,884	$155,507	$579,391	$188,562	$178,003	$—	$366,565	$—	$945,956

Intangible assets	25,863	7,088	32,951	19,565	2,753	22,318	22,318	—	55,269

Total assets	482,543	176,269	658,812	228,597	212,035	—	440,632	182,863	1,282,307

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

The majority of non-regulated energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2012 or 2011: Hydro Québec 17% (2011 - 18%), Manitoba Hydro 20% (2011 - 18%), and California PG&E 10% (2011 - 12%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenue
Canada	$18,089	$20,341	$62,711	$65,149
United States	$80,952	$45,707	$166,151	$139,434

	$99,041	$66,048	$228,862	$204,583

	September 30, 2012	December 31, 2011

Property, plant and equipment
Canada	$474, 415	$474,094
United States	$1,014,846	471,862

	$1,489,261	$945,956
Intangible assets
Canada	$30,150	$25,863
United States	$27,341	29,406

	$57,491	$55,269
Other assets
Canada	$829	$3,577
United States	$11,183	—

	$12,012	$3,577

Revenues are attributed to the two countries based on the location of the underlying generating and utility facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments

(a)	Fair value of financial instruments

September 30, 2012
	Carrying amount	Fair Value	Level 1	Level 2	Level 3

Notes receivable	$22,990	$25,648	$—	$—	$25,648
Derivatives designated as cash flow hedge:
Energy derivative contracts	4,739	4,739	—	4,739	—

Total financial assets	$27,729	$30,387	$—	$4,739	$25,648

Long-term liabilities	642,898	794,254	—	794,254	—
Convertible debentures	62,211	99,768	99,768	—	—
Derivatives designated as cash flow hedge:
Energy derivative contracts	687	687	—	687	—
Derivatives not designated as hedge:
Interest rate swaps	5,354	5,354	—	5,354	—
Energy derivative contracts	2,322	2,322	—	2,322	—

Total financial liabilities	$713,472	$902,385	$99,768	$802,617	$—

December 31, 2011
	Carrying amount	Fair Value	Level 1	Level 2	Level 3

Notes receivable	$24,534	$24,534	$—	$—	$24,534

Total financial assets	$24,534	$24,534	$—	$—	$24,534

Long-term liabilities	332,716	338,264	—	338,264	—
Convertible debentures	122,297	162,195	162,195	—	—
Derivatives designated as cash flow hedge:
Energy derivative contracts	—	—	—	—	—
Derivatives not designated as hedge:
Interest rate swaps	6,975	6,975	—	6,975	—
Energy derivative contracts	1,169	1,169	—	1,169	—

Total financial liabilities	$463,157	$508,603	$162,195	$346,408	$—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principle or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) at September 30, 2012 and December 31, 2011 due to the short-term maturity of these instruments.

Long-term investments and notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimate is significantly influenced by unobservable data and therefore this fair value is subject to estimation risk.

APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is calculated using the current interest rates. The fair value of convertible debentures is determined using quoted market price.

The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $0 during the quarters ended September 30, 2012 or 2011.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or nine months ended September 30, 2012 or 2011.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(b)	Effect of derivative instruments

Derivative instruments are recognized on the balance sheet as either assets or liabilities and measured at fair value each reporting period.

(i) Commodity derivatives - Regulated Accounting

The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers. The accounting for these derivative instruments is subject to current guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying balance sheets. Gains or losses on the settlement of these contracts are initially deferred and then refunded to or collected from customers consistent with regulatory requirements.

The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

September 30, 2012
Physical contracts: Gas purchases	—
Financial contracts: Gas swaps	4,108,612
Gas options	1,343,989

5,452,601

The change in fair value of the regulated contracts exactly corresponds to offsetting regulatory assets and liabilities. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting regulatory assets and liabilities had no earnings impact. The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the accompanying balance sheets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Regulatory assets:
Gas swap contracts	$511	$—	$511	$—
Gas option contracts	$246	$—	$246	$—

Regulatory liabilities:
Gas swap contracts	$1,631	$—	$1,631	$—
Gas option contracts	$205	$—	$205	$—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(b)	Effect of derivative instruments (continued)

(ii) Cash flow hedges

APCo reduces the price risk on the sale of future power generation at Sandy Ridge and at one of its hydro facility no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
207,199	May 2012 –	$66.73	AESO
	December 2016
1,144,045	January 2013 –	$42.86	PJM Western HUB
	December 2022

These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value deferred to accumulated other comprehensive income, until the hedged transaction occurs and are recognized in earnings. The ineffective portion is immediately recognized in earnings.

The effects on the statement of operations of derivative financial instruments designated as cash flow hedge consist of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Gain recognized in OCI (effective portion)	$1,891	$—	$2,147	$—
Gain (loss) reclassified from AOCI into non-regulated energy sales	$(125)	$—	$60	$—
Gain (loss) on derivative instruments (ineffective portion)	$—	$—	$—	$—

(iii) Other derivatives

APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term financial forward energy purchase contracts which are derivative instruments. In January 2011, APUC entered into electricity derivative contracts for a term ending February 2014, which are net settled fixed-for-floating swaps whereby APUC will pay a fixed price and receive the floating or indexed price on a notional quantity of 110,295 MW-hrs of energy over the remainder of the contact term at an average rate of approximately $51.98 per MW-hr. The estimated fair value of these forward energy hedge contracts at September 30, 2012 was a net liability of $687 (December 31, 2011 - $1,169). These contracts are not accounted for as hedges and changes in the fair value are recorded in earnings as they occur.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(b)	Effect of derivative instruments (continued)

(iii)	Other derivatives (continued)

For derivatives that are not designated as cash flow hedges, the changes in the fair value are immediately recognized in earnings. The effects on the statement of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Change in unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$—	$—	$—	$(45)
Interest rate swaps	(505)	2,112	(1,621)	2,004
Energy derivative contracts	(715)	974	(429)	(429)

Total change in unrealized loss/(gain) on derivative financial instruments	$(1,220)	$3,086	$(2,050)	$1,530

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$—	$—	$(207)	$691
Interest rate swaps	513	539	1,564	1,607
Energy derivative contracts	251	129	868	457

Total realized loss on derivative financial instruments	$764	$668	$2,225	$2,755

Loss/(gain) on derivative financial instruments	$(456)	$3,754	$175	$4,285

(c)	Risk management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(c)	Risk management (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, short term investments, accounts receivable and notes receivable. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Utility Services business unit which consists of water and wastewater utilities and an electric utility in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of U.S. $9,451 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition the state regulators of the Company’s utilities allow for a reasonable bad debt expense to be incorporated in the rates and therefore ultimately recoverable from rate payers.

As at September 30, 2012 the Company’s exposure to credit risk for these financial instruments was as follows:

	September 30, 2012
	Canadian $	US $
Cash and cash equivalents and restricted cash	$4,905	$18,862
Short term investments	833	—
Accounts receivable	10,660	57,548
Allowance for Doubtful Accounts	—	(4,246)
Notes Receivable	20,826	2,201

	$37,224	$74,365

There are no material past due amounts in accounts receivable.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(c)	Risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As at September 30, 2012, in addition to cash on hand of $16,395 the Company had $120,436 available to be drawn on its senior debt facilities. The senior credit facilities contain covenants which may limit amounts available to be drawn. The Company`s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long term debt obligations	$1,727	$84,589	$14,612	$541,970	$642,898
Convertible debentures	—	—	62,211	—	62,211
Advances in aid of construction	584	—	—	70,929	71,513
Interest on long term debt	38,652	70,163	64,988	119,686	293,489
Accounts payable and due to related parties	22,037	—	—	—	22,037
Accrued liabilities	58,278	—	—	—	58,278
Derivative financial instruments:
Interest rate swaps	2,044	3,310	—	—	5,354
Energy swaps	444	2,079	—	—	2,523
Capital lease payments	156	166	—	—	322
Other obligations	4,141	—	—	11,164	15,305

Total obligations	$128,063	$160,307	$141,811	$743,749	$1,173,930

Foreign currency risk

The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.

At September 30, 2012 and December 31, 2011, the Company had no outstanding forward foreign exchange contracts.

Interest rate risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.

In connection with the project debt at the St. Leon facility which was repaid in 2011, APCo previously entered into an interest rate swap to hedge the floating interest rate on the project debt. This swap was not terminated when the St. Leon debt was repaid. Under the terms of the swap, the Company pays a fixed interest rate of 4.47% on a notional amount of $65.3 million and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At September 30, 2012, the estimated fair value of the interest rate swap was a liability of $5,354 (December 31, 2011 – liability of $6,975). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.